SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

25 January 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C
U.S.A.

Dear Sirs

Roly International Holdings Ltd.
- **Request for Suspension of Trading**
- **Announcement – Roly Group Proposes Initial Public Offering of Its Buying Agency Subsidiary**
- **Request for Resumption of Trading**

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 25 January 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

MASNET No. 13 OF 25.01.2002
Announcement No. 16

ROLY INTERNATIONAL HOLDINGS LTD

Request for Suspension of Trading

The Company hereby requests a suspension of trading of its shares on the Singapore Exchange Securities Trading Limited with effect from 2.00 p.m. on 25 January 2002, pending the release of an announcement.

By Order of the Board

KHOO Kim Cheng
Director and Chief Financial Officer

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 25/01/2002 to the SGX

MASNET No. 14 OF 25.01.2002
Announcement No. 17

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - ROLY GROUP PROPOSES INITIAL PUBLIC OFFERING OF ITS BUYING AGENCY SUBSIDIARY

The directors of **Roly International Holdings Ltd.** ("Roly" or the "Company") wish to announce that they propose to spin off Roly's wholly-owned buying agency subsidiary, to be named Linmark Group Limited ("Linmark"), through an initial public offering exercise ("IPO") on a recognised stock exchange.

Founded in 1964, Linmark is a sourcing and supply chain management solution provider for renowned retailers and brands around the world. For the financial year ended April 30, 2001, it handled buying shipment volume of US$480.1 million, which yielded gross revenue of US$32.5 million and an after-tax net profit of US$12.9 million.

Linmark ships soft and hard goods for a variety of clients such as Zeller's and Bay Stores of the Hudson's Bay Company of Canada and brand names such as Calvin Klein® Jeans, Chaps by Ralph Lauren® and Speedo®.

The purpose of the proposed IPO exercise of Linmark is to raise corporate profile of the sourcing and supply chain management unit of the Roly Group and for Linmark to raise funds for the development of its business. It is expected that funds raised will primarily be applied towards Linmark's expansion into the region, particularly China and other Asian countries in which it already has a significant presence and for upgrading its global buying agency information technology network.

"Linmark is poised to benefit from China's entry into the World Trade Organisation at a time when the global supply chain management industry is undergoing major changes. China, with its low production costs, is expected to become one of the major production centres for soft goods and hard goods. The opening of the domestic retail market in China is also expected to create demand for supply chain management services within China. Outside China, renowned chain stores, brands and department stores in the US and Europe are expected to continue to focus on improving efficiency of their supply chain management to increase competitiveness amidst the recent economic downturn. Other traditional centres in Asia for the supply of soft and hard goods are likely to adopt measures to improve their competitiveness with China and are also poised to benefit from the increasingly use of sourcing services by the US and European retailers and the diversification of suppliers. With its track record and presence around major supply and demand centres, Linmark is well positioned to benefit from all these trends ," said Roly's Chairman Mr Wang Lu-Yen.

"We expect to secure new customers in the branded apparel business while expanding the business volume from our existing customers. To accelerate our growth, Linmark intends to tap the capital market for additional funds for this expansion" Mr Wang added.

Linmark recently appointed as Chief Executive Officer Mr Steven Feniger, a British national with over twenty years of global sourcing and commercial experience. Prior to his appointment, Mr Feniger headed the Asia and Global Sourcing Division for a major apparel manufacturing group in North America and a large UK retailer .

The structure and other details of the IPO will be determined at a later date. The IPO will be subject to the approvals of Roly's shareholders as well as other relevant authorities and regulators.

The directors will provide further information on the IPO to Roly's shareholders at the appropriate time. Apart from the information disclosed in this announcement, the directors of Roly are not aware of any other reason for the recent increase in price and trading volume of the shares of Roly.

~ ENDS ~

About Roly International

Listed on the Main Board of the Singapore Exchange, the Roly International Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home décor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys. For the Financial Year ended 30 April 2001, the Group's operating profit before tax and exceptional items (EBITDA) rose 18.8% to US$14.4 million (S$26.1 million) on the back of turnover of its continuing operations of US$153.6 million (S$278.3 million), an increase of 18.3%.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 25/01/2002 to the SGX

MASNET No. 15 OF 25.01.2002
Announcement No. 18

ROLY INTERNATIONAL HOLDINGS LTD

Request for Resumption of Trading

The Company hereby requests the resumption of trading of its shares with effect from 3.05 p.m. on 25 January 2002.

By Order of the Board

KHOO Kim Cheng
Director and Chief Financial Officer

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 25/01/2002 to the SGX